Exhibit 16.1

November 12, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for BioCardia, Inc. and, under the date of April 8, 2020, we reported on the consolidated financial statements of BioCardia, Inc. as of and for the years ended December 31, 2019 and 2018. On November 9, 2020, we were dismissed effective upon completion of our review of the Company’s unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2020. We have read BioCardia, Inc.'s statements included under Item 4.01(a) of its Form 8-K dated November 12, 2020, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP